UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On February 2, 2026, Mr. Richard Wee Yong Seow and Ms. Qing Gao, each an independent director, submitted their resignations to the Board of Directors (the “Board”) due to personal reasons. There were no disagreements between the Company and each of Mr. Richard Wee Yong Seow and Ms. Qing Gao. The Board accepted the resignations and appointed Mr. Chu Kam Hung and Mr. Yisu Fan to fill the vacancies effective February 3, 2026.

Mr. Chu Kam Hung brings nearly 15 years of investment, M&A, and strategic leadership experience across the new energy and materials sectors. Mr. Chu currently serves as Senior Investment Manager at Jolywood (Suzhou) Sunwatt Co., Ltd. (SZSE: 300393). Previously, he was an Investment Manager in the Board Office of Shanghai Aiko Solar Energy Co., Ltd. (SHA: 600732). He holds a bachelor degree from the University of Toronto. The Company selected Mr. Chu for his deep expertise in cross-border investment, industry analysis, and capital market transactions, which will support the Company’s strategic growth and governance.

Mr. Chu Kam Hung was appointed as chairman of the Compensation Committee and as member of each of the Nominating Committee and of the Audit Committee.

Mr. Yisu Fan has over ten years of experience in financial management, auditing, and capital markets. Mr. Fan recently held the position of Financial Director at Jiangxi Zhonglian Equipment Manufacturing Co., Ltd., where he was responsible for establishing financial management systems and overseeing daily operations. Mr. Fan holds a bachelor degree in Economics from the University of Delaware and possesses a Board Secretary Qualification Certificate issued by the Shenzhen Stock Exchange. The Company believes his expertise in financial reporting, internal controls, IPO processes, and corporate governance makes him a valuable addition to the Board of Directors.

Mr. Yisu Fan was appointed as chairman of the Audit Committee and qualifies as a financial expert as defined by Rule 10A-3 of the Securities and Exchange Act of 1934. He has been appointed as member of each of the Compensation Committee and Nominating Committee.

There are no family relationships between each of Mr. Chu Kam Hung and Mr. Yisu Fan, and any other employees or members of the Board of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: February 6, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer